Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya Aldave

Re:	SpringWorks Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-233351

CIK No. 0001773427

Ladies and Gentlemen:

On behalf of SpringWorks Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 30, 2019 (the “Comment Letter”) relating to the Company’s response (the “Response”) to the Staff’s letter dated July 3, 2019 regarding the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 7, 2019, resubmitted to the Commission on July 19, 2019, and subsequently publicly filed by the Company with the Commission on August 16, 2019 (File No. 333-233351) (the “Registration Statement”), we submit this supplemental letter to further address comment 1 of the Comment Letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

1.	Your indicate that all dollar amounts and per share amounts in your response are presented on a pre-stock split basis. Please confirm whether this is also true with respect to your estimated IPO price range. To the extent that both the estimated price range and common stock valuations are presented on the same basis, please provide us with further support for the significant increase from your most recent common stock valuation date as of June 30, 2019.

September 3, 2019

RESPONSE: In response to the Staff's comment, the Company respectfully notes to the Staff that while all dollar amounts and per share amounts in the Response were presented on a pre-stock split basis, that was not the case with respect to the estimated IPO price range set forth in the Response. The estimated IPO price range provided to the Staff in the Response was reflective of the Company’s expected 6.5810-for-one split of the Company’s common stock (that the Company has since effected on August 30, 2019). The Company has since filed Amendment No. 1 to its Registration Statement on Form S-1 on September 3, 2019, which contained the bona fide price range of $16.00 to $18.00 following the consummation of the Company’s 6.5810-for-one reverse stock split on August 30, 2019. The Company believes that the factors set forth in the Response in the Section entitled “Comparison of Most Recent Valuation and the Preliminary Price Range” account for the difference between the fair value of the Company’s common stock at June 30, 2019 of $1.38 ($9.08 after giving effect to the reverse stock split) and the estimated IPO price range.

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September 3, 2019

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1879.

Respectfully submitted,

GOODWIN PROCTER LLP

By /s/ Laurie A. Burlingame, Esq.

Laurie A. Burlingame, Esq.

cc:	Saqib Islam, SpringWorks Therapeutics, Inc.

Francis I. Perier, Jr., SpringWorks Therapeutics, Inc.

Badreddin Edris, SpringWorks Therapeutics, Inc.

Michael V. Greco, SpringWorks Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP